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[LETTERHEAD OF SILLS CUMMIS EPSTEIN & GROSS]

August 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.

Re:	Computer Horizons Corp.
Registration Statement on Form S-4
Filed May 31, 2005 and amended by Amendment No. 1 Filed July 11, 2005 and further amended by Amendment No. 2 Filed July 26, 2005
File No. 333-125370

Dear Mr. Shuman:

        This letter sets forth the responses of Computer Horizons Corp., a New York corporation (the "Company"), to the comments received from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated August 3, 2005 concerning the Company's Registration Statement on Form S-4 (File No. 333-125370) filed with the Commission on May 31, 2005, as amended by Amendment No. 1 to the Registration Statement filed on July 11, 2005 and further amended by Amendment No. 2 filed on July 26, 2005 (collectively, the "Registration Statement"). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

        The responses in this letter correspond to the Staff's comments as set forth in its letter to the Company dated August 3, 2005. Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 3 to the Registration Statement on Form S-4 ("Amendment No. 3 to the Registration Statement") that is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company's response below it.

General

1.    We note that a notice for a special meeting was sent to you by members of the Full Value Committee. Please provide appropriate disclosure in your registration statement, including a discussion of the purpose of the special meeting. Please also include your determination on whether the notice was proper.

Response: The Company has complied with this Comment by providing additional disclosure to update the recent developments relating to the Company's proxy contest at the end of the "Background of the Merger" section on page 58 which disclosure includes the Company's determination that the second request it received was proper.

2.    Please confirm why you apparently believe that your registration statement includes the information with respect to all participants in the solicitations being made by both CHC and Analysts as required by General Instruction E to Form S-4 and the corresponding Item 18(a)(5)(i), or revise.

Response: While Item 18(a)(5)(i) of Form S-4 requires the furnishing of information called for by Item 5 of Schedule 14A Item 5, relating to Interests of Certain Persons In Matters To Be Acted Upon, the instruction to this Item provides that the requirement for disclosure relative to interests arising from the ownership of securities of the registrant shall not be required "where the security holder receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class." The Company, as registrant, and Analysts International Corporation, as the company being acquired, both believe that to the extent that their respective officers and directors own shares in each of the respective companies, such security holders receive no extra or special benefit not shared on a pro rata basis by all other holders of the same class and accordingly, as permitted by the Instruction, no further information is required in this respect. As to interests of such parties other than by security holdings, we believe that the disclosure on pages 63 through 67, under the captions "Interests of CHC Directors and Officers in the Merger" and "Interests of Analysts Directors and Officers in the Merger", respectively, is responsive to this item.

3.    Please revise to provide, as of the record date, the security ownership of certain beneficial owners and management in tabular form as required by Item 403 of Regulation S-K. See Item 18(a)(5)(ii) of Form S-4 and Item 6(d) of Schedule 14A.

Response: The Company has complied with this request by providing additional disclosure regarding security ownership of certain beneficial owners and management of both the Company and Analysts International Corporation as of the record date. The new disclosure is contained in Annex E and referenced in both the Table of Contents and on page 12 under the caption "Shares held by Directors, Officers and Affiliates."

4.    Please describe the nature of the allegations by your former financial advisor.

Response: The Company has complied with this request by providing additional disclosure on page 30 regarding the nature of the former financial advisor's claims against the Company.

5.    Please tell us the specific provisions under the New York Business Corporation Law and your charter documents that set forth the method for counting votes, including the effect of abstentions and broker non-votes on the merger proposal. Please also revise your disclosure to indicate, if true, that abstentions and broker non-votes have no effect on the outcome of the merger agreement proposal. We note that this outcome will be based on the shares actually voted.

Response: We advise the Staff supplementally that, as to the vote necessary to approve the issuance of shares of the Company's common stock in connection with the merger and the proposal to approve any motion to adjourn or postpone the special meeting to permit the further solicitation of proxies, the vote required is a majority of the votes cast at the meeting by holders of shares entitled to vote on these matters assuming a quorum is present. This is based on Section 6 of Article II of the Company's By-laws which follows the language contained in Section 614 of the New York Business Corporation Law which provides that, "whenever any corporate action, other than the election of directors, is to be taken under this chapter by vote of the shareholders, it shall, except as otherwise required by this chapter or by the certificate of incorporation as permitted by this chapter or by the specific provisions of a by-law adopted by the shareholders, be authorized by a majority of the votes cast in favor of or against such action at a meeting of shareholders by the holders of shares entitled to vote thereon." Section 614 also provides that "except as otherwise provided in the certificate of incorporation or the specific provision of a by-law adopted by the shareholders, an abstention shall not constitute a vote cast." Further, since brokers will not have discretionary voting authority with regard to any of the proposals to be voted upon at the special meeting, there will be no broker discretionary voting and no broker non-votes. Since there will be no broker non-votes, the broker non-votes will have no effect on the quorum, the votes present at the meeting, the votes present on each proposal, or the vote on each proposal. We have provided additional language on page 43 to clarify the disclosure relating to the treatment and effect of abstentions and broker non-votes.

6.    We note that abstentions will be counted for purposes of determining the existence of a quorum for the transaction of business. Please revise to also disclose whether Computer Horizons will count broker non-votes for purposes of determining a quorum.

Response: The initial disclosure in the Registration Statement regarding broker non-votes was generic in nature. We note specifically, however, that brokers will not have discretionary voting authority with regard to any of the proposals to be voted upon at the special meeting; thus, there will be no broker discretionary voting and no broker non-votes. We have provided revised language on page 43 as well as on page 3 in the "Question and Answer" section of the Registration Statement to clarify the disclosure as to treatment and effect of broker non-votes.

7.    Because a solicitation in opposition has been filed on EDGAR, please clarify whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date when brokers must receive instructions in order to have the votes reflect security selections.

Response: We have provided revised language on page 43 to clarify the disclosure concerning broker non-votes. As noted above in response to Comment 6, brokers will not have discretionary voting authority with regard to any of the proposals to be voted upon at the special meeting and, as such, there will be no broker discretionary voting and no broker non-votes. Accordingly, the solicitation in opposition has no effect on this as brokers will continue not to have discretionary voting authority as to these proposals. Pages 3 and 43 of the Registration Statement contain disclosure regarding the need for beneficial holders to provide their banks and brokers with instructions on how to vote. Since the Company is not in a position to know each bank's and broker's internal date restrictions regarding the receipt of voting instructions, no disclosure relative to such dates has been provided.

8.    Please tell us the provisions of your charter documents and the New York Business Corporation Law that impose the voting requirements of a majority of the outstanding shares with respect to this proposal. Please also revise disclosure in this section to indicate the effect that abstentions and broker non-votes on the proposal to amend the certificate of incorporation would have on a vote against that proposal.

Response: We advise the Staff supplementally that, as to the vote necessary to approve the proposal concerning the amendment and restatement of the Company's certificate of incorporation to change the name of the corporation, the vote required is a majority of all outstanding shares entitled to vote thereon. The basis for this is found in Section 803 of the New York Business Corporation Law which provides, in pertinent part, that, "amendment or change of the certificate of incorporation may be authorized by vote of the board, followed by vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders."

        We have provided revised language on page 43 to indicate the effect of abstentions on this proposal as well as to clarify that brokers will not have discretionary voting authority with regard to this proposal and, as such, there will be no broker discretionary voting and no broker non-votes.

        We believe that the foregoing and the revisions contained in Amendment No. 3 to the Registration Statement address each of the Staff's concerns as indicated in its Comment Letter. Please do not hesitate to contact me at 973-643-5055 or Michele Vaillant at 973-643-5093 should you have any questions or comments regarding the foregoing.

Very truly yours,
/s/ ROBERT M. CRANE
Robert M. Crane
cc:	William J. Murphy
Michael C. Caulfield, Esq.
Michael Shea
              Computer Horizons Corp.

Jeffrey Baker
Colleen Davenport, Esq.
David Steichen
              Analysts International Corporation

Daniel A. Yarano, Esq.
Fredrikson & Byron, P.A.

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[LETTERHEAD OF SILLS CUMMIS EPSTEIN & GROSS]